Exhibit 12
ADVANTA CORP. AND SUBSIDIARIES
Statement setting forth details of computation of ratio
of earnings to fixed charges
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)	For the years ended December 31,
	2005		2004		2003		2002		2001
Income (loss) from continuing operations	$116,689		$44,273		$30,213		$(15,572)		$(30,456)
Income tax expense (benefit)	40,490		28,034		18,913		17,170		(11,995)

Earnings (loss) before income tax expense (benefit)	157,179	(1)	72,307		49,126		1,598	(2)	(42,451	)(3)

Fixed charges:
Interest on debt, deposits and other borrowings	48,428		36,419		48,308		47,580		82,470
Interest on subordinated debt payable to preferred securities trust (4)	9,158		9,158		0		0		0
One-third of all rentals	1,712		1,827		2,136		1,822		1,736
Preferred stock dividend of subsidiary trust (4)	0		0		8,990		8,990		8,990

Total fixed charges	59,298		47,404		59,434		58,392		93,196

Earnings before income tax expense (benefit) and fixed charges	$216,477		$119,711		$108,560		$59,990		$50,745

Ratio of earnings to fixed charges (5)	3.65	x	2.53	x	1.83	x	1.03	x	N/M	(6)
(1)	Earnings before income taxes in 2005 included a $67.7 million gain on the transfer of consumer credit card business related to our May 28, 2004 agreement with Bank of America.

(2)	Earnings before income taxes in 2002 included a charge of $43.0 million related to a ruling in the litigation associated with the transfer of our consumer credit card business in 1998.

(3)	Loss before income taxes in 2001 included $41.8 million of unusual charges. Unusual charges included severance, outplacement and other compensation costs associated with restructuring our corporate functions commensurate with the ongoing businesses as well as expenses associated with exited businesses and asset impairments.

(4)	Our adoption of FIN 46, as revised, resulted in the deconsolidation of the subsidiary trust that issued our trust preferred securities effective December 31, 2003. As a result of the deconsolidation of that trust, the consolidated income statement includes interest expense on subordinated debt payable to preferred securities trust beginning January 1, 2004, as compared to periods through December 31, 2003 that included payments on the trust preferred securities classified as minority interest in income of consolidated subsidiary.

(5)	For purposes of computing these ratios, “earnings” represent income (loss) from continuing operations before income taxes plus fixed charges. “Fixed charges” consist of interest expense, one-third (the portion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.

(6)	The ratio calculated in the year ended December 31, 2001 is less than 1.00 and therefore, not meaningful. In order to achieve a ratio of 1.00, earnings before income taxes and fixed charges would need to increase by $42,451 for the year ended December 31, 2001.
N/M — Not meaningful